SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

REBORNNE (USA) INC
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

314294
(CUSIP Number)

Level 23, 120 Albert Street
Auckland City, Aukland, New Zealand 1010
(+0064) 9-909-8886
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

March 22, 2010
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Dairy Global

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
53,296,997
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
53,296,997
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,296,997

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

97.3%

(14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of REBORNNE (USA) INC, a Florida corporation, with its principal place of business located at Level 23, 120 Albert Street, Auckland City, Aukland, New Zealand 1010. The telephone number is (+0064) 9-909-8886.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Dairy Global who is hereinafter sometimes referred to as the “Reporting Person.” Currently the Reporting Person is the President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Chairman of the Board of Directors of the Issuer. His residence address is L10, Guomao Tower, South Renmin Road, Luohu, Chenzhen, China 518001.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of New Zealand.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

750,000 shares were issued to the Reporting Person pursuant to the Purchase Agreement dated March 22, 2010.

26,546,997 shares were issues to the Reporting Person pursuant to the Share Exchange Agreement dated May 28, 2010 by and among Rebornne (USA), Inc., Rebornne New Zealand Limited, a New Zealand Corporation, and the shareholders of Rebornne NZ.

26,000,000 shares were issued to the Reporting Person on October 14, 2010 pursuant to a Share Exchange Agreement with Rebornne (USA), Inc.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  The Reporting Person expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Person may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations and capital structure.  Although the acquisition of the Shares is for investment purposes, the Reporting Person may have engaged in, and may continue to pursue, either alone or with others, discussions with management or directors of the issuer regarding alternatives to protect, grow and ultimately realize long-term value for shareholders.  Furthermore, consistent with its investment research methods and evaluation criteria, the Reporting Person may discuss such other alternatives as the Reporting Person deem appropriate with other shareholders, industry analysts, investment and financing professionals or any other third parties.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof, the Reporting Person holds a total of 53,296,997 shares of the issued and outstanding common stock of the Issuer.  Such amount represented 97.3% of the total issued and outstanding common shares of the Issuer.

          (b) The Reporting Person holds the sole voting and dispositive power over the shares of common stock of the Issuer as issued to the Reporting Person.

          (c)  The Reporting Person has not effectuated any transaction in the common stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than set forth above, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2010

By:	/s/ Dairy Global
Dairy Global
General Manager